Vista Point Advisors, LLC
Statement of Income
For the Period Ended December 31, 2015

Revenues		
Investment banking fees		9,995,008
Other inome	$	5
Total revenues		9,995,013
Expenses		
Employee compensation and benefits		3,308,837
Guaranteed payments		2,724,154
Professional fees		194,359
Occupancy and equipment rental		133,012
Other operating expenses		586,679
Total expenses		6,947,041
Net income (loss) before income tax provision		3,047,971
Income tax provision		12,590
Net income (loss)	$	3,035,381

The accompanying notes are an integral part of these financial statements.